Contact

www.linkedin.com/in/matthew-fargo-cpa-ab6b82a (LinkedIn)
www.kurtzfargo.com (Company)

Top Skills

Mergers & Acquisitions
Financial Reporting
Accounting

Certifications

Certified Public Accountant

Matthew Fargo, CPA

Managing Partner at Kurtz Fargo LLP
Boulder, Colorado, United States

Summary

I specialize in providing assurance, tax and business advisory services to emerging growth, small and mid-sized businesses.

Specialties and Industry Expertise:

- Early Stage Companies
- High-Tech Software and Manufacturing
- Creative Agencies
- Advertising
- Mining and Extractive Industries
- Consumer Products
- Hospitality

Technical Accounting Expertise:

- Stock Options and Share-Based Payments
- Complex Debt and Equity Transactions
- Software Revenue Recognition
- Acquisitions/Purchase Accounting
- Financial Forecasting and Modeling

Experience

Kurtz Fargo LLP

Managing Partner
August 2010 - Present (12 years 1 month)

Kurtz Fargo LLP is boutique accounting firm based in Boulder, CO. The Firm provides high quality assurance, tax and advisory services to emerging growth, small and mid-sized businesses.

The Firm is committed to delivering high quality expertise, outstanding client service and utilizing cutting edge technology and research tools.

BBVA Compass
Advisory Board Member
November 2016 - Present (5 years 10 months)

Impact on Education
Executive Board Member and Treasurer
April 2012 - Present (10 years 5 months)
Boulder, CO

Deming Center for Entrepreneurship - University of Colorado Leeds
School of Business
Advisory Board Member
August 2011 - December 2016 (5 years 5 months)
Boulder, CO

CBIZ MHM, LLC
Manager
May 2007 - August 2010 (3 years 4 months)

National public accounting firm that performs tax, audit and advisory
services for clients ranging from midsize publicly held companies to small
proprietorships.

Significant Engagement Experience
• Managed the execution of the quarterly reviews, annual audits and SEC
filings of a publicly traded Copper mining company.
• Designed the approach to and execution of the initial Sarbanes Oxley testing
of a publicly traded Copper mining company.
• Managed the execution of the quarterly reviews and annual audits of an
Exploration Stage Uranium mining company that requires PCAOB compliance
for a planned IPO.
• Recognized within our office and nationally as an expert in accounting
for equity based compensation, convertible debt and software revenue
recognition.
• Managed the audits, reviews and agreed upon procedures for small to
midsize firms focused on Technology and Consumer Products operations.

Office Leadership
• Member of the firm's "Rainmaker" group, which focuses on attracting and
retaining new clientele for the firm.

• Spoke at and presented the awards for the 2009 and 2010 Mercury 100 in Boulder. These awards are presented to the Top 10 fastest growing companies in Boulder County.
• Served as a National Level Training Instructor since early 2008 for our semi-annual firm wide trainings in Kansas City.
• Served as the professional advisor to a CU Leeds MBA team competing in the 2009 Deming Center for Entrepreneurship business plan competition.
• Acted as our firms Recruiting Champion for the University of Colorado.

PricewaterhouseCoopers
Associate
September 2003 - May 2007 (3 years 9 months)

Premier multinational public accounting firm that performs tax, audit and advisory services for clients ranging from publicly held companies to small proprietorships.

Significant Engagement Experience
• Performed audits and Sarbanes Oxley testing for large publicly held companies with operations in the Mining, Aerospace, Technology and Entertainment industries.
• Performed audits, reviews and agreed upon procedures for small to midsize firms focused on Technology, Manufacturing and Not-for-Profit operations.
• Lead an engagement field team in a detailed analysis of a technology company's operations in order to advise a large public company on the feasibility of an acquisition bid.
• Lead an engagement field team in the review of the books of a subsidiary of a multi-national Japanese telecommunications firm.

Office Leadership
• Received the "Super Star Recruiter" award in recognition of my significant efforts in college campus recruiting and marketing. These efforts included attending numerous banquets, seminars, student club meetings and PwC sponsored events.
• Received recognition at the annual office meeting for extraordinary efforts on a multinational engagement.
• Received recognition from a member of the Board of Directors of a multinational mining firm for client service.
• Served as an advisor to new hires and interns within the firm.
• Served as a counselor to a business school case study competition team in 2005 and 2006 at the University of Colorado.

• Served as the 2006 Staff Coordinator for the United Way Campaign in the Denver office.
• Specifically requested to be a counselor for a CU Masters Degree student who was preparing a presentation on Independence to be delivered to his fellow peers and faculty.

Education

University of Colorado Boulder - Leeds School of Business
Bachelors, Accounting · (1999 - 2003)

University of Colorado Boulder
Bachelors, Business Administration (Accounting) · (1999 - 2003)